

Mail Stop 7010

June 13, 2006

Mr. Jeffrey S. Steinhilber
Erico International Corporation
30575 Bainbridge Road
Suite 300
Solon, Ohio 44139

      RE: **Erico International Corporation**
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 10, 2006
              File # 333-115267

Dear Mr. Steinhilber:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Item 7. Management's Discussion and Analysis
Results of Operations, page 14

1. We read that your net sales increased from 2004 to 2005, primarily due to a combination of increased selling prices and higher sales volume. Please revise future periodic filings to quantify the impact of each of these factors. Refer to Item 303(a)(3)(iii) of Regulation S-K.

2. Throughout your analysis of results of operations, where you list multiple factors that impacted your results, to the extent practicable, please revise future periodic filings to quantify the impact of each factor you identify.

Liquidity and Capital Resources, page 16

3. We note that you declared and paid significant dividends to your parent company in 2004 and 2005. Please revise future periodic filings to more clearly explain your expectations for future dividends, as this will provide your debt holders with better insight into your future liquidity. In this regard, we note that your statement on page 12 indicating that your general policy is to retain earnings to repay debt and finance your operations appears inconsistent with your recent history of paying significant dividends to your parent company.

Goodwill and Other Intangible Assets, page 28

4. We note your statement that your annual impairment test confirmed that the fair value of the Company exceeded the carrying value. It appears from this statement that, for purposes of testing goodwill impairment, you consider your entire company to be one reporting unit. Please explain to us how you determined your reporting units based on the requirements of paragraphs 19 and 30 of SFAS 142 and EITF Topic D-101. If you test goodwill for impairment using more than one reporting unit, please explain this matter to us and revise future filings accordingly.

5. We note that you have assigned indefinite lives to all of your trademarks. Please identify for us each of your trademarks, tell us when the value of each trademark was recorded, tell us how each trademark was valued, and provide us with a detailed analysis of how you determined your trademarks had indefinite lives. Your response should address each of the criteria in paragraph 11 of SFAS 142. Additionally, please revise future filings, either here or in your discussion of trademarks on page 7, to briefly describe how you determined that indefinite lives were appropriate.

Note 3. Debt and Financing Arrangements, page 31

6. We read that your Credit Facility includes requirements to maintain certain financial ratios, including minimum net income before interest expense, net, income taxes, depreciation, amortization and "certain other non-cash, non-recurring items." We have the following comments:

- We note that you are calling this financial ratio "EBITDA." In future filings, please revise the title of this measure to clearly identify all

> adjusting items. Refer to Question 14 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ), available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

- We note that you present a measure that you call "EBITDA" in your Selected Financial Data on page 13. Please tell us if this measure is EBITDA as defined in Release 33-8176. If this measure is instead an adjusted EBITDA number, please describe to us exactly what is included and excluded from this measure, and tell us how you determined that your presentation of this measure complied with the requirements of Item 10(e) of Regulation S-K. Please revise future filings, if applicable, to comply with Item 10(e) of Regulation S-K and Questions 8 and 14 of our Non-GAAP FAQ.

Note 9. Geographic Information, page 35

7. We read that you have one reportable segment. Given the description of your business beginning on page 3, it appears that you may have several operating segments. To help us better understand your current segment presentation, please provide us with a detailed explanation of how you determined your operating segments under SFAS 131, a listing of those operating segments, and for any operating segments that you have aggregated, an explanation of how you determined such aggregation was appropriate under SFAS 131 and EITF 04-10, including demonstration of similar long-term average gross margins over the past five years.

8. We note that Europe accounts for approximately 25% of your total net sales each year and approximately 20% of your total long-lived assets. Please confirm to us that no individual foreign country within that category is material; otherwise, please revise future filings to separately disclose each material individual foreign country. Refer to paragraph 38 of SFAS 131.

Note 11. Guarantor and Non-Guarantor Subsidiaries, page 36

9. We assume that you are providing condensed consolidating financial statements in reliance on Article 3-10(e) of Regulation S-X. Please confirm our assumption. If our assumption is true, please revise future filings to state that your subsidiary guarantor is 100% owned by the parent company, the subsidiary guarantor's guarantee is full and unconditional, and no other subsidiary of the parent guarantees the securities. Also revise future filings to briefly describe your registered securities that are being guaranteed.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief